Sproule
INTERNATIONAL LIMITED

Geological and Petroleum Engineering Consultants

Executive Officers, Managers and Associates
K.H. Crowther*, B.S., P.Eng., *President*
R.K. MacLeod*, B.S., P.Eng., *Executive Vice President*
R. Cach*, M.Sc., P.Eng., *Senior Vice President*
K.P. McDonald, C.A., *Controller*

*Director

D.J. Carsted, CD, B.Sc., P.Geol., *Manager, Geoscience*
G.D. Robinson, B.Sc., P.Eng., *Manager, Engineering*
B.F. Jose, M.Sc., P.Geoph.
C.M.F. Galas, Ph.D., P.Eng.
S.W. Pennell, B.Sc., Eng.
F.P.R. Williams, B.Eng., P.Eng.
D.W. Woods, B.Ed., B.Sc., P.Eng.

Ref.: 3129.70350

March 30, 2006

TSX Venture Exchange

Re: Austral-Pacific Energy Limited – Annual Information Form dated March 30, 2006

Dear Sirs:

We refer to our report entitled "Evaluation of the P&NG Reserves of Austral-Pacific Energy Limited in the Cheal Area of New Zealand (As of December 31, 2005)", dated March 3, 2006; (the "Report").

We hereby consent to the use of our name and the inclusion of the Introduction and Summary sections of the Report in the Annual Information Form.

Sincerely,

Ken H. Crowther, P.Eng.
President

KHC:db
W:\3129\70350\consent\khe1.doc

900, 140 Fourth Ave SW; Calgary AB T2P 3N3 Canada; Tel: (403) 294-5599, Fax: (403) 294-5590
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